Exhibit (h)(5)(c)

AGREEMENT TO WAIVE FEES

April 27, 2012

THIS AGREEMENT is entered into on the 27th day of April, 2012, by and between Ambassador Funds, a Delaware statutory trust (the “Trust”), on behalf of its series Selkirk Bond Fund and Selkirk Short-Term Bond Fund,( the “Funds” and each a “Fund”), and Convergence Financial Services, Inc., a Michigan corporation and the investment adviser to the Funds  (the “Adviser”) and is effective as of the date hereof.

RECITALS:

WHEREAS, the Trust is a registered open-end management investment company with six authorized series (Ambassador Money Market Fund, Selkirk Opportunities Fund, Selkirk Core Fund, Selkirk Income Fund, Selkirk Bond Fund and Selkirk Short-Term Bond Fund ); and

WHEREAS, the Adviser serves as the investment adviser for each of the Funds and the Selkirk Opportunities Fund, Selkirk Core Fund and Selkirk Income Fund; and

WHEREAS, the Selkirk Bond Fund and Selkirk Short-Term Bond Fund are new series of the Trust that have not yet commenced operations; and

WHEREAS, pursuant to the terms of the Investment Advisory Agreement made as of June 10, 2011, by and between the Adviser and the Trust with respect to the Funds, the Adviser agreed to waive all or a portion of its investment advisory fees regarding (i) the Selkirk Bond Fund to the extent that Fund’s Total Annual Operating Expenses (excluding Acquired Fund Fees and Expenses) exceed 1.80% of such Fund’s average net assets and (ii) the Selkirk Short-Term Bond Fund to the extent that Fund’s Total Annual Operating Expenses (excluding Acquired Fund Fees and Expenses) exceed 1.75% of such Fund’s average net assets, in each case effective through the end of the Trust’s 2012 fiscal year; and

WHEREAS, both the Trust and the Adviser agree it is important that such fee waiver agreement be extended through April 30, 2013.

NOW, THEREFORE, the parties hereby agree as follows:

1.

Expense Caps.  The Adviser agrees to waive its fees due from the Selkirk Bond Fund to the extent that Fund’s Total Annual Operating Expenses (excluding Acquired Fund Fees and Expenses) exceed 1.80% of such Fund’s average net assets on an annual basis.  The Adviser further agrees to waive its fees due from the Selkirk Short-Term Bond Fund to the extent that Fund’s Total Annual Operating Expenses (excluding Acquired Fund Fees and Expenses) exceed 1.75% of such Fund’s average net assets on an annual basis.

2.

Recoup.  So long as the Adviser continues to serve as investment adviser to the Funds, the Adviser shall be entitled to recoup such waived amounts from a Fund in any of the three (3) fiscal years following the fiscal year in which the Adviser waived fees for that Fund, subject to the terms of any fee waiver and/or expense reimbursement agreement(s) then applicable to the Funds and the Adviser.

3.

Duration of the Agreement.  This Agreement shall be effective for an initial period beginning on the date above and ending on April 30, 2013.  This Agreement shall automatically renew for additional one year periods if not terminated, in writing, by either party before May 1st of any subsequent year (each a “renewal period”); provided, however, that the Board of Trustees of the Trust, but not the Adviser, may terminate this Agreement prior to such date or on a date other than May 1st upon written notice.

4.

Effect.  For so long as this Agreement shall be in force, including during any renewal or extension periods hereof, the terms of this agreement shall supersede the terms of the Investment Advisory Agreement that relate to the subject matter hereof and that apply to the Funds.  This Agreement shall not, in any other way, effect, modify, amend or supersede any other terms of the Investment Advisory Agreement and, specifically, shall not in any way impact the terms of the Investment Advisory Agreement, or any other agreements with the Adviser, regarding the other series of the Trust managed by the Adviser.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

AMBASSADOR FUNDS

CONVERGENCE FINANCIAL SERVICES, INC.
a Delaware statutory trust

a Michigan corporation

______________________

______________________

Maria De Nicolo

Timothy J. Otto
Its: Chief Financial Officer

Its: President